Sky Quarry Inc.

700 W. 700 South, Suite 101

Woods Cross, UT 84087

September 19, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Anuja Majmudar and Kevin Dougherty

Re:Sky Quarry Inc.

Registration Statement on Form S-1 (File No. 333-288770)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sky Quarry Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 4:00 p.m. (Eastern Time) on Tuesday, September 23, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Sky Quarry Inc.

By: /s/ Marcus Laun

     Marcus Laun

     President

cc:  Louis A. Bevilacqua, Esq.